Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

December 20, 2016

Electronic Message from Prof. Dr Aldo Belloni to Linde Employees

Subject:  Agreement with Praxair on termsheet for potential merger

Dear colleagues,

I would like to personally inform you that we agreed with Praxair on a non-binding term sheet for a potential merger of equals between our companies. This means that we have settled on a set of conditions that we believe are a sound basis for further negotiations. In the next weeks and months, we will continue our talks and find the right solution for a combination that will offer the maximum benefits to our respective stakeholders.

Let me give you an update on developments since I returned to Linde as your new CEO. Based on what I discussed with my colleagues in the Executive Board and with the works council representatives, I held intense conversations with the management of Praxair over the last few days. It became very clear that both teams are entirely convinced that a merger of equals would create significant value for both companies.

That is what ultimately drove us to overcome the governance issues of this potential merger. Both parties, recognising the strategic rationale of this opportunity, worked together constructively to reach a mutual understanding that meets the interests of both sides.

While we have now achieved a very important interim result, there are many more aspects we need to discuss before we can proceed. The execution of a definitive business combination agreement remains subject to confirmatory due diligence, further negotiations and Board approvals of both Linde and Praxair. But with the signed term sheet, we have been able to agree on the general conditions framing our merger discussions going forward:

•	We agreed to call the new company Linde to emphasise our rich heritage and the reputation of our brand, and also to acknowledge the shared historic roots of the two companies.
•
The combined company would be governed by a single board with equal representation from Linde and Praxair. Our Board Chairman, Professor Dr Wolfgang Reitzle, would become Chairman of the new company’s Board. Praxair’s Chairman and CEO, Steve Angel, would become CEO.

•
The new holding company would be domiciled in a neutral European state with a strong presence in Germany. The CEO would be based in Danbury. Corporate functions would be allocated between those two locations after conclusion of the merger so overlaps or duplications will be avoided. The company would be listed on both the New York Stock Exchange and Frankfurt Stock Exchange.

We intend to carve-out our Engineering Division into a wholly-owned subsidiary of Linde. This will give us the opportunity to secure both our Engineering business as the preferred supplier for Linde Gas, and greater visibility of the global Engineering brand to all customers in the market.

These terms reflect our goal that this merger would be a combination of trust and mutual respect and they form an excellent basis for further negotiations. I am very happy that this view is not only fully supported by my colleagues on the Executive Board, but also by all members of our Supervisory Board.

In parallel, we will continue to implement our LIFT efficiency programme as it is both prerequisite to safeguard our competitiveness and the best possible position in the negotiations. The global environment for our industry will continue to be challenging and fiercely competitive, so it is imperative that we get our operations in the best possible shape to move forward. Praxair is renowned for its impressive efficiency, and it is important in a merger of equals that we mirror these effective and dynamic operations. The specific details of the LIFT programme will be re-evaluated in the context of the merger discussions.

I am fully convinced that this merger with Praxair is the right step forward for this company. I feel honoured that I will be able to lead Linde through this next transformative chapter, and I look forward to working together with you to make this merger a success!

Let me close by taking this opportunity to personally thank you for your hard work and commitment, which have made Linde what it is today. I am counting on your continued support. These are particularly exciting and challenging times for all of us. All the more I wish you and your families a peaceful festive season and a happy New Year.

Best regards,

Aldo Belloni

Additional Information and Where to Find It

Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde.  Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com.  Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations.  The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 18, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us.  These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions.  These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results.  Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected.  No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved.  Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2015, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.